FORM 27

                  MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    230-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    November 9, 2004

3.  Press Release
    -------------

    November 9, 2004

4.  Summary of Material Change
    --------------------------

November 9, 2004 (Vancouver) - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) provided timelines today on the completion of the BioOil plant and the 2.5 MW cogeneration facility located at Erie Flooring and Wood Products in West Lorne, Ontario.

Completion timelines:

November  2      Char and feedstock silos installed.
November 15      Pyrolysis building roofed, cladded and insulated. This is
                 the main plant building. Final site work is no longer
                 constrained by weather.
November 22      Water and sewer excavating and installation completed.
                 BioOil imported into storage tanks. BioOil produced in
                 DynaMotive's pilot plant to be used as initial quench fluid.
November 30      Piping/mechanical and electrical installed. This represents the completion of installation work on the pyrolysis process plant. Commissioning of individual systems in progress and final site work completed.
December  5      BioOil produced at West Lorne  (subject to formal receipt of the required permits for operation and production). Visitors welcomed on site.

Once in operation, the West Lorne plant will be the largest biomass to BioOil cogeneration facility in the world and the first pyrolysis oil fuelled co-generation facility.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------
    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
   (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 9th day of November, 2004


                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                             (signed)      "Richard Lin"
                                            -------------
                                            Richard Lin
                                            Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION        News Release - Nov 09, 2004

    DynaMotive provides timelines on completion of West Lorne BioOil project

November 9, 2004 (Vancouver) - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) provided timelines today on the completion of the BioOil plant and the 2.5 MW cogeneration facility located at Erie Flooring and Wood Products in West Lorne, Ontario.

Completion timelines:

November  2      Char and feedstock silos installed.
November 15      Pyrolysis building roofed, cladded and insulated. This is
                 the main plant building. Final site work is no longer
                 constrained by weather.
November 22      Water and sewer excavating and installation completed.
                 BioOil imported into storage tanks. BioOil produced in
                 DynaMotive's pilot plant to be used as initial quench fluid.
November 30      Piping/mechanical and electrical installed. This represents the completion of installation work on the pyrolysis process plant. Commissioning of individual systems in progress and final site work completed.
December  5      BioOil produced at West Lorne  (subject to formal receipt of the required permits for operation and production). Visitors welcomed on site.

Once in operation, the West Lorne plant will be the largest biomass to BioOil cogeneration facility in the world and the first pyrolysis oil fuelled co-generation facility.

The plant is a showcase for DynaMotive's pyrolysis and Magellan Aerospace, Orenda Division's industrial generation technologies. The plant is expected to process 100 tonnes per day of biomass and to produce approximately 70 tonnes of BioOil, 20 tonnes of char and 10 tonnes of non-condensable gases. Photographs are available on DynaMotive's website: http://www.dynamotive.com

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:

Corporate Communications:
Tel: (604) 267-6000           Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission